+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

Nancy J. Ellin
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

750 Lexington Avenue
--------------------------------------------------------------------------------
                                   (Street)

New York                             NY                               10022
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  CONNECTIVECORP F/K/A SPINROCKET
                                              COM, INC. ("COTV")
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year                  November 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director    ___ Officer             _x_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X__ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 4)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                                      (D)              (A)            (Instr. 3 and 4)     (I)           ship
                                                                                                           (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par    November 27,  J(1)                              3,335,963(2)       3,335963(2)             D
 value $.001 per        2000
 share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par                                                                       1,431,909               I            (3)
 value $.001 per
 share

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

*Explanation of Responses:
(1) Dylan LLC ("Dylan") dissolved in October 2000 and, as a result, made a pro rata distribution to its members of all 7,037,183 shares of Issuer's Common Stock it was the direct beneficial owner of.
(2) Nancy J. Ellin ("Ms. Ellin") is the Managing Member of Dylan, which dissolved in October 2000 and, as a result, made a pro rata distribution to its members of all shares of Issuer's Common Stock it beneficially owned and, from which, Ms. Ellin received 3,335,963 shares of Issuer's Common Stock.
(3) Ms. Ellin is the sole stockholder of Atlantis Equities, Inc. ("Atlantis"), which is the direct beneficial owner of 781,909 shares of the Issuer's Common Stock. Furthermore, Ms. Ellin's husband, Robert S. Ellin ("Mr. Ellin"), is the Chairman of the Board of the Company and the trustee of the Robert S. Ellin Master Defined Plan (the "Plan"), which is the direct beneficial owner of 650,000 shares of Issuer's Common Stock. In light of the foregoing facts, Ms. Ellin may be deemed to be the beneficial owner of, in the aggregate, 4,767,872 shares of Issuer's Common Stock, of which 3,335,963 share may be by way of direct ownership and 1,431,909 shares may be by way of indirect ownership. Accordingly, Ms. Ellin, Atlantis, Mr. Ellin and Plan may be deemed to be members of a "group", pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended. This Form 4 does not include the shares of Issuer's Common Stock owned by Mr. Ellin's parents and brothers, as to which Ms. Ellin disclaims beneficial ownership.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Options(1)                            $2.50
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      Month            (I)           4)
                               cisable  Date                 Shares                         (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                            11/16/99  12/31/00    Common Stock  762,064                       762,064           I(1)
                                                  par value
                                                  $.001 per
                                                  share
------------------------------------------------------------------------------------------------------------------------------------

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

*Explanation of Responses:
(1) Atlantis is the beneficial owner of options to purchase 762,064 shares of Issuer's Common Stock. Ms. Ellin is the sole stockholder of Atlantis and, therefore, Ms. Ellin may be deemed to be indirect beneficial owner of the options beneficially owned by Atlantis.


       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.




                                          /s/ Nancy J. Ellin
                                          -------------------------------
                                          Nancy J. Ellin

                                          Dated: December ______, 2000